Louis M. Riccio, Jr.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	PHONE: (734) 384-2891
FAX: (734) 457-4910

March 5, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attn:	Rufus Decker

RE:	Form 10-K for fiscal year ended April 25, 2009
Form 10-Q for the period ended January 23, 2010
Definitive Proxy Statement on Schedule 14A filed July 1, 2009
File No. 001-09656

Dear Mr. Decker:

This letter is being sent in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated February 26, 2010 (the “Comment Letter”), addressed to Mr. Louis M. Riccio, Jr., La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer.

For convenience of reference, we have set forth your comment below, followed by our response.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JULY 1, 2009

Compensation Discussion and Analysis

Management Incentive Plan, page 16

1.
We note your response to comment seven of our letter dated January 12, 2010.  In particular we disagree with your position that business unit performance measures are immaterial because the units themselves are small as compared to other units or divisions.  The operative issue is whether the performance goals related to these units are material to the compensation decision.  Further, it remains unclear how your competitors will use these widely-recognizable and customer financial targets (which represent historical financial data, and are not necessarily indicative of your strategy in achieving these financial targets) to weaken your competitive position in the industry.  In future filings please ensure to provide quantitative and qualitative disclosure of your company-wide performance targets to the extent such targets are material in determining executive compensation.  Your disclosure should address all factors taken in consideration by the compensation committee, including market conditions, in arriving at compensation decisions.

Response:
In future filings we will provide quantitative and qualitative disclosures of our company-wide performance targets to the extent such targets are material in determining executive compensation.  We understand that our disclosure should address all factors taken in consideration by our compensation committee, including market conditions, in arriving at compensation decisions.

In connection with your comment and our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer